April 1, 2005




Robert E. Hand, Esquire
General Counsel and Director of Public Affairs
Legal and Compliance Office for the Americas
The Bank of Tokyo-Mitsubishi Ltd.
1251 Avenue of the Americas
New York, New York 10020


Re:	Registration Statement on Form F-4
      Filed March 4, 2005
      File No. 333-123136



Dear Mr. Hand:

      	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover Page of the Prospectus
1. Please include the information required by Item 501 of Regulation
S-K for the Class 8 preferred shares.


Summary- pages 6-12
2. Please state, as required by Item 3 (i) of Form S-4, whether any regulatory requirements must be complied with or any approvals obtained.

3. Please revise the section entitled "The Merger," on pages 6-7, as follows:
* clarify whether holders of preferred shares of UFJ will receive an equal number of preferred shares of Mitsubishi Tokyo; and
* disclose the aggregate purchase price as of the date before the announcement of the merger and as of the date of the prospectus;

4. Please briefly discuss who will serve as the directors and management of Mitsubishi UFJ following the merger.

5. Please add a section addressing the current securities interests of each of the companies and their directors, executive officers and their affiliates in the merger including the following:
* discuss the UFJ preferred stock owned by Mitsubishi Tokyo, the conversion right and the put and call options relating to the preferred stock
* discuss the effect of these rights;
* discuss the percentage of voting rights in UFJ that Mitsubishi Tokyo could own if the merger does not occur;
* briefly discuss how directors, executive officers and their affiliates of each entity will be affected by the merger in terms of compensation or other benefits;
* add a brief statement comparing the vote required for approval of the proposed transaction with the percentage of outstanding shares of
UFJ securities entitled to vote held by Mitsubishi Tokyo, its directors, executive officers and their affiliates and by UFJ`s directors, executive officers and their affiliates; and
* add a brief statement comparing the vote required for approval of the proposed transaction with the percentage of outstanding shares of
Mitsubishi Tokyo securities entitled to vote held by UFJ, its directors, executive officers and their affiliates and by Mitsubishi
Tokyo`s directors, executive officers and their affiliates.

6. Please revise the section entitled "Reasons for the Merger," on pages 7-8, as follows:
* distinguish the reasons of Mitsubishi Tokyo for engaging in the transaction and the reasons of UFJ for engaging in the transaction;
and
* identify those core financial business areas in which the merged company, Mitsubishi UFJ, will have a strong presence that UFJ does not currently enjoy.

7. Please revise the section entitled "Material Tax Consequences," on page 9, as follows:
* disclose the factors that will determine whether or not the merger is treated as tax free; and
* disclose, as of the date of the prospectus, whether at that time, the merger would be treated as tax free.
We note that your financial advisers estimated that UFJ holders will own 41.2 percent of Mitsubishi UFJ.

8. Please provide more detail, on page 9, regarding conditions to the merger. Please include a brief discussion of the circumstances under which UFJ and/ or Mitsubishi Tokyo may terminate the merger agreement.

9. Please provide more detail, on page 9, regarding opposition rights of appraisal. Clarify whether or not shareholders have opposition rights under the Commercial Code of Japan.


Risk Factors - page 13
10. Several of your risk factors state that there can be no assurances of a particular event when the risk is not your inability to give assurances, but the underlying situation. Please revise to eliminate this and similar language.

11. Please add a risk factor on the potential unreliability for United States investors of the fairness opinions, which both assume that the acquisition will be accounted for as a pooling.





Failure to Complete the Merger - page 15
12. This risk factor does not describe a risk of the transaction, but a risk if the transaction does not occur. Please delete it because it is coercive.


Unaudited Pro Forma Combined Condensed Balance Sheet as of
September
30, 2004 - page 39
13. We note your disclosure on page 96 regarding your integration plans. Please revise to include a pro forma adjustment for the liability for integration and restructuring charges you expect to incur in connection with the merger. Alternatively, revise your pro forma footnote disclosures to clarify why your integration plans do not meet the criteria of being directly attributable to the transaction and factually supportable. Refer to EITF 95-3 and Rule
11-02(b) (6) of Regulation S-X.


Notes to Unaudited Pro Forma Combined Condensed Financial
Information

General
14. Please revise to describe the details of management`s plan for restructuring and integration or cross reference your disclosure included elsewhere in the filing. Disclose when you expect to finalize your plans.

15. Please revise to quantify the merger and integration charges you expect to record under U.S. GAAP and disclose when you expect to record the charges. Disclose how you will account for these charges under U.S. GAAP.


Note 2 - Unaudited Pro Forma Combined Condensed Balance Sheet -
Item
(C) - page 45
16. We note your disclosure of the methods used to determine the fair value of your convertible preferred stock to be issued in connection with the purchase of UFJ Holdings. Please revise to disclose the terms and conditions of the securities when determined and quantify the inputs for your binomial option model to help investors understand how you determined the fair value of the convertible preferred stock.

17. We note your disclosure of the methods used to determine the fair value of your common stock to be issued in connection with the purchase of UFJ Holdings. Please revise to disclose the number of shares to be issued and the average closing market price of MTFG common stock used for your fair value estimate.

Note 2 - Unaudited Pro Forma Combined Statements of Income - Item
(E)
- page 48
18. Please revise to quantify the significant components of your pro forma adjustment for amortization expense related to acquired intangible assets.


Note 2 - Unaudited Pro Forma Combined Statements of Income - Item
(F)
- page 48
19. We note your disclosure that income from continuing operations allocable to preferred shareholders is derived from amounts recorded in the historical statements of operations without adjustment. Please revise to reconcile the amounts of income allocable to preferred shareholders with the historical amounts disclosed on pages
42 and 43.


UFJ Holdings Financial Results for the Year Ended March 31, 2004 - page 58
20. Please revise this section as follows:
* revise the title to reflect the fact that you discuss UFJ`s recent substantial losses and regulatory problems;
* provide more detail regarding the substance of the administrative orders including the nature of the obstruction by management and the sanctions imposed, the shortcomings of your internal controls and the business revitalization plan; and
* discuss the resignations of top management and the criminal prosecutions.


Discussions of Transfer of UFJ Trust to Sumitomo Trust & Banking
Co.
Ltd. - page 58
21. Please disclose the basic terms of the proposed transaction.





Discussions of Business Integration between MTFG and UFJ Holdings
-
pages 58- 61
22. Please revise this section as follows:
* disclose the basis for Sumitomo Trust`s claim and court rulings against you;
* provide detail as to the terms of the August 2004 merger proposal from Sumitomo Mitsui and compare these terms with the terms of the current proposed merger;
* disclose the extent to which UFJ engaged in negotiations with Sumitomo Mitsui before entering into the September 10, 2004 agreement with you and explain the reasons for the extent of negotiations with
Sumitomo Mitsui;
* explain why UFJ rejected the merger proposal from Sumitomo
Mitsui;
and
* discuss the reasons for the put options regarding the preferred stock and its effect on the merger proposal from Sumitomo Mitsui.

23. Please supplementally provide (translated into English, if necessary) all material nonpublic information that has crossed over between Mitsubishi Tokyo (and its representatives) and UFJ (and its representatives).


Determination of UFJ Holdings` Board of Directors, page 62
24. The board should specifically name each analysis in the advisors` opinions that does not support fairness and explain why, in light of such analysis, it is recommending the transaction.


Opinion of Merrill Lynch - pages 64-67
25. Please disclose in the prospectus that Merrill Lynch has consented to the use of its opinion in the prospectus. The same comment applies to JPMorgan.

26. Please revise this section as follows:
* disclose, on page 67, the aggregate fees earned by Merrill Lynch from Mitsubishi Tokyo during the past two fiscal years; and
* disclose, on page 67, the aggregate fees earned by Merrill Lynch from UFJ during the past two fiscal years.

27. Please discuss UFJ Strategic Partners and Genesis including the amount of Merrill Lynch`s investment and options, the date(s) of its investments and the premium (if known) that would be paid if the preferred were bought. Please explain how this investment would be affected by the proposed merger.


Opinion of JPMorgan - pages 67-70
28. Please revise this section as follows:
* disclose, on page 70, the amount of the contingent fee for the merger as well as the amount of expenses that were reimbursed;
* disclose, on page 70, the amount of the fee for the sale of preferred stock;
* disclose, on page 67, the aggregate fees earned by JPMorgan from Mitsubishi Tokyo during the past two fiscal years; and
* disclose, on page 67, the aggregate fees earned by JPMorgan from UFJ during the past two fiscal years.


Financial Analyses Used by Merrill Lynch and JPMorgan - pages 70-
82
29. Supplementally, please provide the staff with the Merrill
Lynch
and JPMorgan board books (translated into English, if necessary).


Related Transactions - pages 91-92
30. Please provide an overview of Mitsubishi Tokyo`s rights and how they could affect UFJ shareholders if the merger occurs and if the merger doesn`t occur.


UFJ Holdings - page 109
31. Please revise the introduction to this section to briefly discuss
UFJ`s financial condition, recent losses, administrative orders, resignations, suspension of loan originations and criminal prosecutions.







Management`s Discussion and Analysis of Financial Condition and Results of Operations of Mitsubishi Tokyo - pages 130-216
32. Please revise this section considering Release No. 33-8350 including, but not limited to, the following:
* provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results;
* include economic or industry-wide factors relevant to the company;
* inform the reader about how the company earns revenues and income and generates cash; and
* provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.
In addition, please revise to comply with Item 303(b) (1) which requires that you "address past and future financial condition and results of operations ...with particular emphasis on the prospects for the future."


Critical Accounting Estimates - page 134
33. We note your disclosure on page 138 that quoted market prices are not available for a substantial potion of financial instruments. To help investors understand the significance of this critical accounting estimate please revise to quantify the estimated fair value of financial instruments without available market prices, for which management estimates fair value based on externally verifiable model inputs and quoted prices. In addition, please similarly revise the UFJ Holdings critical accounting estimate disclosure on page 223.


Management`s Discussion and Analysis of Financial Condition and Results of Operations of UFJ Holdings - pages 217-266
34. Please revise the introduction, on pages 217-218, to briefly discuss UFJ`s large losses due to non-performing loans, UFJ`s difficulty in meeting the minimum capital adequacy ratio, UFJ`s internal lack of adequate controls, the resignations and prosecutions of executives and the imposition of sanctions against UFJ.



Allowance for Loan Losses, Nonperforming and Past Due Loans - page
243
35. We note your disclosure on page 245 that the reduction in exposure to large borrowers experiencing weak economic performance was achieved through debt forgiveness, debt-equity swaps and loan sales. Please revise to quantify the carrying amount of loans that were swapped for equity during each period presented.

36. We note your disclosure on page 219 that the results of inspections by the Financial Services Agency have been considered in determining UFJ Holdings` loan loss allowances in the periods presented. Please revise to describe and quantify the resulting impact of these inspections on your provision and allowance for loan losses for each period presented.


Investment Portfolio - page 246
37. To help investors understand change in financial condition since the fiscal year-end, please revise to separately quantify gross unrealized gains and losses on investment securities. Refer to Item
303(b) of Regulation S-K.


Management - page 277
38. Please disclose the material terms of any agreements or understandings with the persons selected to serve as Chairman, Deputy
Chairman and President of Mitsubishi UFJ and compare these with terms of their previous agreements or understandings.

39. Please disclose the provision in the integration agreement that senior executives of each entity will be given senior positions in Mitsubishi UFJ.


U.S. Tax Consequences of the Merger- pages 303-305
40. Please revise this section as follows:
* disclose as of the date of the prospectus whether the transaction would be treated as a reorganization and therefore a tax free transaction and explain how you made the determination;
* disclose the various factors that could change the determination between the date of the prospectus and the time of the merger; and
* explain in detail the reasons why you cannot determine as of the date of the prospectus whether at the time of the merger the shareholders of UFJ will own as least 50 percent of the voting rights.


Exhibits
41. Please file all exhibits as soon as possible.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      	You may contact Sharon M. Johnson at (202) 942-2961 or Joyce A. Sweeney at 202-942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 942-2901 or me at (202) 942-1874 with any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief




cc	Mark S. Bergman, Esquire
	Tong Yu, Esquire
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	Fukoku Seimei Building, 2d Floor
      2-2 Uchisaiwaicho 2- chome
      Chiyoda-ku, Tokyo 100-0011, Japan





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